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Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

	Three months ended March 31
	2002	2001
	(Dollars in millions)
Earnings:
Income (loss) before income taxes	$(261)	$(273)
Less: Income from less than 50% owned investees	13	4
Add:
Rent expense representative of interest(1)	58	58
Interest expense net of capitalized interest	90	71
Interest of mandatorily redeemable preferred security holder	5	6
Amortization of debt discount and expense	4	3
Amortization of interest capitalized	1	1

Adjusted earnings (loss)	$(116)	$(138)

Fixed charges and preferred stock requirements:
Rent expense representative of interest(1)	$58	$58
Interest expense net of capitalized interest	90	71
Interest of mandatorily redeemable preferred security holder	5	6
Preferred stock requirements	—	1
Amortization of debt discount and expense	4	3
Capitalized interest	7	8

Fixed charges and preferred stock requirements	$164	$147

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	— (2)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges and preferred stock requirements by $280 million and $285 million for the three months ended March 31, 2002 and March 31, 2001, respectively.

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NORTHWEST AIRLINES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS